SECURITIE
W


10030837

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dupree & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 South Mill Street
(No. and Street)

Lexington (City) KY (State) 40507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Dragoo (859) 254-7741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dean Dorton Ford, PSC
(Name – *if individual, state last, first, middle name*)

106 W. Vine Street, Ste 600 (Address) Lexington (City) KY (State) 40507 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/22/2010

OATH OR AFFIRMATION

I, Allen E Grimes III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dupree & Company Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

DEAN || DORTON || FORD PSC

Independent Auditors' Report

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the accompanying statement of financial condition of Dupree & Company, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of and for the year ended December 31, 2008 were audited by other auditors whose report dated January 26, 2009, expressed as unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dupree & Company, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



January 29, 2010
Lexington, Kentucky

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

2501 Nelson Miller Parkway
Suite 102
Louisville, KY 40223
502.244.7714 *phone*
502.244.7765 *fax*

www.ddfky.com

Dupree & Company, Inc.

Statement of Financial Condition

December 31, 2009 and 2008

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 373,042	$ 347,364
Accounts receivable	403,845	493,571
Total current assets	776,887	840,935
Trading securities, at market	5,946	7,413
Property and equipment, net	42,663	39,371
Total assets	$ 825,496	$ 887,719
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 26,698	$ 10,165
Accrued expenses	13,700	11,579
Total liabilities	40,398	21,744
Stockholders' equity:		
Common stock, no par value, 6,800 shares authorized, issued and outstanding, 68 shares voting and 6,732 shares nonvoting	68,000	68,000
Additional paid-in capital	4,406	4,406
Retained earnings	712,692	793,569
Total stockholders' equity	785,098	865,975
Total liabilities and stockholders' equity	$ 825,496	$ 887,719

See accompanying notes.

Dupree & Company, Inc.

Statement of Income

Years ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Investment advisory and transfer agent fees	$ 5,848,240	$ 5,499,423
Interest	2,953	10,543
Unrealized loss on trading securities	(1,467)	(7,434)
Total revenue	5,849,726	5,502,532
Expenses:		
Salaries	2,407,665	2,225,861
Taxes and licenses	199,135	183,596
Employee benefits	136,625	130,702
Shareholder maintenance and dealer agreements	102,859	73,463
Insurance	94,499	101,616
Rent	88,142	88,077
Professional fees	62,158	72,989
Dues and subscriptions	61,039	55,679
Office supplies and expenses	37,302	33,125
Maintenance and repairs	25,826	26,447
Bank service charges	15,299	13,420
Contributions	15,100	100
Depreciation	12,915	15,125
Travel and entertainment	12,702	8,098
Advertising	11,647	11,866
Telephone	10,075	8,376
Regulatory fees	9,492	5,602
Postage and shipping	7,149	6,841
Other operating expenses	1,140	679
Total expenses	3,310,769	3,061,662
Net income	$ 2,538,957	$ 2,440,870

See accompanying notes.

Dupree & Company, Inc.

Statement of Changes in Stockholders' Equity

Years ended December 31, 2009 and 2008

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2007	$ 68,000	$ 4,406	$ 634,458	$ 706,864
Net income	-	-	2,440,870	2,440,870
Dividends	-	-	(2,281,759)	(2,281,759)
Balances, December 31, 2008	68,000	4,406	793,569	865,975
Net income	-	-	**2,538,957**	**2,538,957**
Dividends	-	-	**(2,619,834)**	**(2,619,834)**
Balances, December 31, 2009	$ **68,000**	$ **4,406**	$ **712,692**	$ **785,098**

See accompanying notes.

Dupree & Company, Inc.

Statement of Cash Flows

Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ **2,538,957**	$ 2,440,870
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on trading securities	**1,467**	7,434
Depreciation	**12,915**	15,125
Increase (decrease) in cash and cash equivalents due to changes in:		
Accounts receivable	**89,726**	(13,985)
Accounts payable	**16,533**	(3,722)
Accrued expenses	**2,121**	-
Net cash provided by operating activities	**2,661,719**	2,445,722
Cash flows from investing activities:		
Purchase of property and equipment	**(16,207)**	(15,424)
Net cash used in investing activities	**(16,207)**	(15,424)
Cash flows from financing activities:		
Dividend distributions	**(2,619,834)**	(2,281,759)
Net cash used in financing activities	**(2,619,834)**	(2,281,759)
Net increase in cash	**25,678**	148,539
Cash and cash equivalents, beginning of year	**347,364**	198,825
Cash and cash equivalents, end of year	$ **373,042**	$ 347,364

See accompanying notes.

1. Description of the Organization

Dupree & Company, Inc. (the Company), a Kentucky Corporation, was organized in 1962 for the purpose of being a securities broker. The Company is now principally engaged in investment advisory and transfer agent services for Dupree Mutual Funds.

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (SFAS No. 168).* SFAS No. 168 establishes the FASB Accounting Standards Codification (ASC) as the only source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Company adopted the provisions of SFAS No. 168 beginning with the year ended December 31, 2009, and the adoption did not have a material impact on the financial statement disclosures.

The following is a summary of the significant accounting policies based on the FASB ASC and consistently followed by the Company in the preparation of its financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company's management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be written off as bad debts in the year they are determined to be uncollectible. If amounts previously written off are collected, they will be recognized as income when received.

Trading Securities

Trading securities, which includes both debt securities and equity securities with readily determinable fair values, are measured at fair value in the statement of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

2. Summary of Significant Accounting Policies, continued

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Gain or loss on the sale of property and equipment is recorded in the year of disposition. Depreciation expense during 2009 and 2008 was $12,915 and $15,125, respectively. The Company has no planned major maintenance activities.

Accrued Compensated Absences

Employees are required to use all their sick days, vacation days, and personal days during the year, with no carryover to the next business year.

Advertising Expense

The Company expenses all costs associated with advertising as they are incurred. Advertising expense was $11,647 and $11,866 for 2009 and 2008, respectively.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. Local taxes of $13,700 and $11,579, however, have been accrued as of December 31, 2009 and 2008, respectively.

The Company adopted the provisions of FASB ASC 740-10 relating to uncertainty in income taxes on January 1, 2009. Implementation included evaluating tax positions taken on all income tax returns that remain open to examination by taxing authorities. The Company does not believe that there are any uncertain tax positions on those returns that are required to be accounted for under FASB ASC 740-10.

Reclassifications

Certain 2008 amounts have been reclassified to conform with the 2009 financial statement presentation with no impact on total assets, liabilities, shareholders' equity or net income.

3. Trading Securities

Trading securities consists of the following as of December 31:

	2009		2008	
	Market	Cost	Market	Cost
NASDAQ Stock, 300 shares	$ 5,946	$ 2,200	$ 7,413	$ 2,200

The Company has determined the fair value of certain assets and liabilities through application of GAAP. Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability. Valuation techniques utilized to determine fair value are consistently applied.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2009				
Trading securities	$ 5,946	$ 5,946	$ -	$ -
December 31, 2008				
Trading securities	$ 7,413	$ 7,413	-	-

4. Property and Equipment

Property and equipment consists of the following at December 31:

	2009	2008
Office furniture and equipment	$ 523,301	$ 576,442
Leasehold improvements	22,560	22,560
	545,861	599,002
Less: accumulated depreciation	(503,198)	(559,631)
Property and equipment, net	$ 42,663	$ 39,371

5. Net Capital and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2009, the Company had net capital as defined by Rule 15c3-1 of $721,800, which was $471,800 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.0560 to 1.

As of December 31, 2008, the Company had net capital as defined by Rule 15c3-1 of $778,901, which was $528,901 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.0279 to 1.

6. Investment Advisory and Transfer Agent Fees

The Company serves as the investment advisor and transfer agent pursuant to an investment advisory agreement (the Agreement), dated November 1, 2009, for the Dupree Mutual Funds Kentucky Tax-Free Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2010, and thereafter for annual periods, if renewed.

The Company also serves as the investment advisor pursuant to investment advisory agreements dated November 1, 2009, which remain in effect until October 31, 2010, and thereafter for annual periods, if renewed, for the following funds:

- Dupree Mutual Funds Kentucky Tax Free Short-to-Medium Series
- Dupree Mutual Funds Intermediate Government Bond Series
- Dupree Mutual Funds Tennessee Tax-Free Income Series
- Dupree Mutual Funds Tennessee Short-to-Medium Series
- Dupree Mutual Funds North Carolina Tax-Free Income Series
- Dupree Mutual Funds North Carolina Short-to-Medium Series
- Dupree Mutual Funds Alabama Tax-Free Income Series
- Dupree Mutual Funds Mississippi Tax-Free Income Series

Subject to the direction of the trustees of the mutual funds, the Company is to provide Dupree Mutual Funds with investment supervisory services, office space and facilities, sales and promotional expenses, and corporate administration. As compensation for services rendered, facilities furnished, and expenses paid or assumed, the Company is to receive a fee at the annual rate of 0.50% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, 0.45% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, 0.40% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000, and 0.35% over $500,000,000. For 2009 and 2008, the Company waived investment advisory fees of $76,685 and $69,947, respectively.

6. Investment Advisory and Transfer Agent Fees, continued

The Company also serves as the transfer agent and dividend-disbursing agent for Dupree Mutual Funds pursuant to an agreement renewed November 1, 2009. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of 0.15% on the first $20,000,000 of net assets and 1/365 of 0.12% of net assets over $20,000,000. Additionally, Dupree Mutual Funds reimburses the Company for out-of-pocket expenses incurred on behalf of the Fund. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges, and cost of forms.

7. Employee Benefit Plan

The Company sponsors a 401(k) plan for all eligible employees. The plan specifies that employees can make contributions of up to 25% of their compensation to a maximum contribution of $16,500 in 2009 and $15,500 in 2008. The Company does not match employee contributions.

8. Contingencies and Commitments

Rental Obligations

The Company leases its present office space under a non-cancelable lease which expires October 31, 2018.

The aggregate annual rentals for this office space are:

2010	$	88,537
2011		90,319
2012		92,111
2013		93,955
2014		95,851
Thereafter		385,420
	$	846,193

Rental expense charged to operations for 2009 and 2008 was $88,142 and $88,077, respectively.

Employment Agreement

Under an employment agreement the Company is obligated to pay a retired employee as a consultant $30,000 a year until death.

9. Concentrations Risk

Credit Risk

The Company has a concentration of credit risk in that it maintains cash deposits in financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit which has been increased from $100,000 per depositor to $250,000 through 2013. Total amounts in excess of amounts insured by the FDIC were $165,424 and $47,364, for 2009 and 2008, respectively.

Customer Concentration

The Company derives a major portion of its revenue from Dupree-organized mutual funds. During 2009 and 2008, revenues from Dupree-organized mutual funds aggregated $5,793,541 and $5,400,543, respectively. As of December 31, 2009 and 2008, amounts due from these funds included in accounts receivable were $403,845 and $455,048, respectively.

10. Subsequent Events

Management has evaluated subsequent events and transactions for accounting and disclosure requirements through January 29, 2010, the date on which the financial statements were ready to be issued, for items requiring recognition or disclosure in the financial statements. No events occurred during the evaluation period that required disclosure or recognition in the financial statements.

Dupree & Company, Inc.
Supplementary Information

DEAN || DORTON || FORD PSC

Independent Auditors' Report on Supplementary Information Required by SEC Rule 17a-5

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 29, 2010
Lexington, Kentucky

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

2501 Nelson Miller Parkway
Suite 102
Louisville, KY 40223
502.244.7714 *phone*
502.244.7765 *fax*

www.ddfky.com